UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Marianne Økland, a Class III director of Scorpio Tankers, Inc. (the "Company"), submitted her resignation from the Company's Board of Directors (the "Board") to the Board, effective August 15, 2026.

Ms. Økland's resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

The Board appointed Andrea Lupo Lanzara as a Class III director of the Company, effective August 17, 2026, to fill the vacancy created by Ms. Økland 's departure. Mr. Lanzara, 47, has served as President of Accademia Costume & Moda, an Italian higher education institution specializing in fashion and costume, since 2020. He joined Accademia Costume & Moda in 2009 and previously served as Director General and Deputy Chairman. During his tenure, he has overseen the institution’s strategic development, including the expansion of its academic programs, international presence and industry partnerships, as well as the opening of an additional campus in Milan. From 2019 to 2020, Mr. Lanzara served as an Advisor to the Ministry of Culture of the Kingdom of Saudi Arabia, where he contributed to the development of the national strategy for the Kingdom’s fashion sector. Prior to joining Accademia Costume & Moda, Mr. Lanzara gained experience in strategy consulting. Mr. Lanzara holds a degree in International Business (Honors) from Regent’s University London, where he studied at the former European Business School.

There are no family relationships between Mr. Lanzara and any director or executive officer of the Company, and no transactions requiring disclosure under applicable related-party rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: August 17, 2026
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer